Exhibit 99.5

ANNUAL INFORMATION FORM

2004

Formation Capital Corporation

1510 – 999 West Hastings Street

Vancouver, British Columbia

V6C 2W2

May 21, 2004

TABLE OF CONTENTS

1.

Corporate Structure

1

Name and Incorporation

1

Intercorporate Relationships

1

2.

General Development of the Business

2

Three-Year History

2

3.

Narrative Description of the Business

2

Idaho Cobalt Project, Idaho

2

Big Creek Hydrometallurgical Complex

10

Black Pine and Morning Glory Properties, Idaho

11

Mexican Properties

13

Other Properties

14

Aggregate Exploration and Development Expenditures

15

Risk Factors

15

4.

Selected Consolidated Financial Information

17

Five Year Financial Information

17

Quarterly Financial Information

18

Dividends

19

5.

Management’s Discussion and Analysis

19

6.

Market for Securities

26

7.

Directors and Officers

26

8.

Additional Information

28

Certain statements in this Annual Information Form and in certain documents incorporated by reference in this Annual Information Form constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and as that term and terms of similar content are elsewhere used.  Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate” or “believe” or the negative thereof, or variations thereon or similar terminology.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Forward-looking statements involve unknown and uncertain risks, uncertainties and other factors which may cause the actual results to differ materially from any future results expressed or implied by such forward-looking statements.  Formation Capital Corporation undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

1.

CORPORATE STRUCTURE

1.1

Name and Incorporation

Formation Capital Corporation (the "Company") was incorporated under the laws of the Province of British Columbia on June 13, 1988.  The head office of the Company is located at Suite 1510 – 999 West Hastings Street, Vancouver, British Columbia, Canada, V6C 2W2, and the registered and records office is located at Suite 1550, 1185 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4E6.

The Company amended its Memorandum by Special Resolution dated December 20, 1988 to increase its authorized capital from 10,000,000 common shares without par value to 20,000,000 common shares without par value.  At the same time, its Articles were replaced in their entirety with updated Articles.  The Memorandum was also amended by Special Resolution dated August 18, 1995 to increase the authorized capital of the Company to 150,000,000 shares divided into 100,000,000 common shares without par value and 50,000,000 Preference Shares without par value. The Memorandum was again amended by Special Resolution dated August 23, 2002 to increase the authorized capital of the Company to 300,000,000 shares divided into 250,000,000 common shares without par value and 50,000,000 Preference Shares without par value.  The Articles were also amended to add special rights and restrictions to the Preference Shares, and to implement staggered terms for the board of directors pursuant to which the directors are designated as Class I, II, or III, each holding office for three-year terms expiring in different years.

1.2

Intercorporate Relationships

The Company has four subsidiaries, namely; 100% owned Formation Capital Corporation, U.S. ("Formation U.S."), incorporated as a subsidiary of the Company under the laws of the State of Nevada, U.S.A. on July 26, 1988 for the purpose of holding the Company's United States mineral exploration and development properties, 99.98% owned Minera Terranova, S.A. de C.V. ("Minera Terranova"), incorporated as a subsidiary of the Company in Sonora, Mexico on October 16, 1996 for the purpose of holding the Company's Mexican mineral exploration and development properties, 100% owned Formation Chemicals, Inc. ("FCI"), incorporated as a subsidiary of the Company under the laws of the State of Idaho, U.S.A. on August 20, 2002 for the purposes of purchasing, holding and operating the Company's Big Creek Hydrometallurgical Complex (“Complex”) and 100% owned Coronation Mines Ltd. ("Coronation"), incorporated pursuant to the laws of the province of Saskatchewan on January 6, 1988 and which became a subsidiary of the Company pursuant to a take-over agreement dated May 21, 1992 for the purpose of Canadian mineral exploration and development.  On December 31, 1996, Coronation sold 450,000 flow-through shares in its capital stock for total proceeds of $112,500.  In fiscal 1999 Coronation issued an additional 15,000 shares for a resource property transaction.  As a result of the sale of the flow-through shares and the property transaction, Coronation ceased to be a wholly-owned subsidiary of the Company and became 82.3% owned by the Company.  On November 19, 1999 pursuant to an exempt take-over bid the Company issued 93,000 common shares to acquire all of the issued shares of Coronation not then owned by the Company and control the subsidiary 100%.  Coronation was continued into British Columbia pursuant to the Company Act (British Columbia) on March 6, 1998.

2.

GENERAL DEVELOPMENT OF THE BUSINESS

2.1

Three-Year History

The Company is engaged in the acquisition and exploration of mineral resource properties and, if warranted, the development of these properties.  Currently, the Company holds properties in Canada, the United States and Mexico.  The Company, either directly or through its three subsidiaries, Coronation, Formation U.S. and Minera Terranova, has for the past three years and prior, been engaged in the business of exploring for minerals in Canada, the United States and Mexico.  Resource property acquisition and exploration expenditures to February 29, 2004 update are approximately $21.6 million.  More recently the Company has set up a fourth wholly owned subsidiary, Formation Chemicals, Inc. that has successfully completed the purchase of the Big Creek Hydrometallurgical Complex.  This expenditure of $3.0 million includes the acquisition and all associated due diligence, legal and initial start-up costs of the precious metals refining section of the Complex.  Expenditures in the Idaho Cobalt Belt account for over 80% of all mineral property expenditures, where the Company's Idaho Cobalt Project (“ICP”) has reached the permitting and feasibility stages.

3.

NARRATIVE DESCRIPTION OF THE BUSINESS

Significant Acquisitions and Significant Dispositions

Idaho Cobalt Project, Idaho

Terms of Acquisition

Pursuant to an agreement dated July 1, 1994, Formation U.S. was granted an option from Northwest Minerals Inc. ("Northwest") to earn an undivided 100% interest in the ICP consisting of 71 unpatented mining claims (currently 119 claims) located in Lemhi County, Idaho.  In order to maintain the option and earn its interest, the Company must:

1)

make cash payments (as to US$20,000) and forgive loans (as to US$6,805) made to Northwest in the aggregate sum of US$26,805 (paid);

2)

pay Northwest US$2,130 on or before July 1st in each of 1995 through 2004 inclusive  (paid).

An aggregate US$30,530 has been paid to Northwest to date through cash payments for the annual payment noted in (2) above and associated expenses.  As at February 29, 2004, the Company owns a 100% interest in the claims.

In addition to the above, in order to exercise the option, Formation U.S. must pay Northwest US$100 per claim for each claim making up the Idaho Cobalt Project that it wishes to acquire.  For each claim so acquired, the annual payment referred to in 2) above will be reduced by US$30.  Northwest is controlled by J. Scott Bending, a director and officer of the Company.  The consideration paid by Formation U.S. to Northwest is equal to the costs incurred by Northwest in acquiring the 71 claims (currently 118 claims) that made up the ICP claims at the time of the agreement.  Formation U.S. subsequently staked additional claims bringing the total of the ICP to 145 claims.  The claims staked by Formation U.S. are bound by an area of influence clause with Northwest and are subject to the same terms and conditions as the original 71 claims.  Annual holding costs associated with the 145 ICP claims total US$14,500 payable to the Bureau of Land Management and a minor payment to Lemhi County.

Claims Name(s)	No Claims	Claim Name(s)	No. Claims
SUN 1-2, SUN 3* & SUN 4-9, SUN 16* & SUN 18*	11	HZ FRACTION	1
SUN FRAC 1 – 2	2	JC 1–4, JC 5*, JC 6-8	8
TOGO 1 – 3	3	JC 9-16, JC 17-22	14
LDC 1-14 & LDC 16, LDC 18, LDC 20, LDC 22	18	CHELAN NO. 1*	1
LDC FRAC 1 – 5	5	GOOSE 2-4 & 6-8, & 10-25	22
RAM 1 – 12, RAM 13-16*	16	SOUTH ID 1 – 6	6
DEWEY FRAC	1	RAM FRAC 1 – 4*	4
HZ 1 – 16	16	CHIP 1-2	2
HZ 18 – 32	15

*

amended

Location and Access

The approximately 2,362 acre ICP is situated in Lemhi County, Idaho, approximately 21 miles west in a direct line from the town of Salmon.  Salmon has a population of 3,000, is the county seat and is a centre for much of the transportation, mining, ranching and logging industry in this region.  A small airport exists just outside of town, with semi-weekly service to Boise and daily flights to Idaho Falls.  The nearest railhead is at Dubois, about 100 miles to the southeast.  Geographic coordinates for the centre of the property are 45º-07'-50" North latitude and 114º-21'-42" West longitude.  This is within the Gant Mountain 7.5 minute quadrangle.

The ICP can be reached via a series of well-maintained gravel roads leading west from a point on Highway 93 south of Salmon.  Within the property, numerous gravel roads extending outwards from Noranda Inc.’s Blackbird Mine site are passable for most of the snow-free months.

History of Work

In 1995, 1996, 1997 and 1999, Formation U.S. carried out programs of exploration work including diamond drilling, grid-based soil sampling, geological mapping and prospecting on various parts of the property.  The bulk of the diamond drilling concentrated on three deposits, the Sunshine, the East Sunshine and the Ram.  The Company drilled 48 diamond drill holes in the Sunshine totaling 29,144 feet, 24 diamond drill holes in the East Sunshine totaling 14,723 feet, and 31 diamond drill holes totaling 17,256 feet in the Ram.  Formation also drilled 8 RC/core holes into the Ram in order to collect material for metallurgical testing during 2000.  In addition, Noranda Exploration had previously drilled 29 diamond drill holes in the Sunshine area totaling 17,826 feet.  Formation U.S. re-logged and sampled a substantial portion of Noranda Inc.'s old drill core.  In 1998, Mine Development Associates (“MDA”) of Reno, Nevada, was contracted by the Company to audit the combined cobalt, copper and gold resources of the Sunshine, East Sunshine and Ram deposits. MDA also carried out a Pre-Feasibility study of the project at that time.  During 2001 MDA completed a revised audit of the Ram deposit’s resources and an updated Pre-Feasibility on the ICP property.

Revised Audit of Resource

For the revised audit, MDA visited the field office in Salmon, Idaho, reviewed all the data, checked the data posting with original assay sheets, and reviewed and sampled portions of the core. The audit broke down the Ram’s resources into indicated and inferred categories in accordance with standard classifications utilized by the Society of Mining Engineers, Canadian Institute of Mining and the Australian Institute of Mining, as outlined in the British Columbia Securities Commission National Instrument 44-101.

The revised resource estimate on the Ram deposit was calculated utilizing cross sections on 100-foot intervals to build long sections of 7 of the mineralized horizons, which comprise the main, foot/wall (f/w) and hanging/wall (h/w) zones.  Their previous resource estimate on the Sunshine deposit utilized cross sections on 50-foot intervals to build long sections of the main and hanging wall horizons.  A polygonal estimate in the plan of each horizon was used to estimate measured, indicated, and inferred resources.  MDA checked all the areas and block grades for the sectional estimate, checked for errors, and tabulated the resource from the Formation U.S. cross sections.  In addition, MDA calculated a krigged estimate for the Sunshine deposit, which was about the same tonnage and slightly higher grade than the Formation U.S. resource estimate.  The total diluted resource estimates for the Ram (0.3% cobalt cutoff) and Sunshine (0.2% cobalt cutoff) deposits are summarized in the following tables:

Measured and Indicated Resources

Mineralized	Tons	%	%	oz/ton	Avg. Width	lbs. Co	lbs. Cu	oz.
Horizon	(000’s)	Co	Cu	Au	(ft.)	(000’s)	(000’s)	Au
Sunshine Main Zone	219	0.980	0.54	0.023	6.1	4,288	2,363	5,032
Sunshine hangingwall	27	0.843	0.25	0.012	3.9	452	134	321
Ram-hangingwall (h/w)	82	0.509	0.49	0.016	1.3	835	804	1,310
Ram – 3021 (m/z)	95	0.510	0.87	0.019	5.8	969	1,653	1,830
Ram – 3022 (m/z)	163	0.584	0.63	0.019	4.3	1,904	2,054	3,150
Ram – 3023 (m/z)	488	0.825	0.54	0.019	7.0	8,052	5,270	9,330
Ram – 3031 (f/w)	28	0.541	0.34	0.010	2.4	303	190	270
Ram – 3032 (f/w)	52	0.483	0.79	0.007	3.1	502	822	380
Ram – 3035 (f/w)	39	0.631	0.11	0.011	7.3	492	86	430
Total	1,193	0.746	0.56	0.018	5.6	17,797	13,375	22,053

Inferred Resources

Mineralized	Tons	%	%	oz/ton	Avg. Width	lbs. Co	lbs. Cu	oz.
Horizon	(000’s)	Co	Cu	Au	(ft.)	(000’s)	(000’s)	Au
Sunshine Main Zone	84	0.575	1.44	0.031	3.5	963	2,412	2,596
Sunshine hangingwall	13	0.937	0.36	0.005	4.0	245	94	65
Ram-hangingwall (h/w)	56	0.585	0.54	0.018	1.3	655	605	1,008
Ram – 3021 (m/z)	89	0.371	0.60	0.016	5.8	660	1,068	1,424
Ram – 3022 (m/z)	401	0.483	0.59	0.018	4.3	3,874	4,732	7,218
Ram – 3023 (m/z)	1,030	0.777	0.40	0.027	7.6	16,006	8,240	27,810
Ram – 3031 (f/w)	95	0.412	0.25	0.006	2.7	783	475	570
Ram – 3032 (f/w)	89	0.398	1.01	0.005	2.7	708	1,798	445
Ram – 3035 (f/w)	48	0.631	0.12	0.011	7.8	606	115	528
Total	1,905	0.643	0.51	0.022	6.0	24,501	19,539	41,664

According to MDA, the potential to increase the size of the resources with additional drilling on the ICP property, especially at the Ram deposit, is considered good.  Many untested geochemical anomalies exist on the property and all of the deposits are open in at least two directions.  Two zones, the Northfield and the East Sunshine, have several drill holes indicating significant cobalt-copper-gold mineralization.  The resources of these zones were not included in the calculations of MDA.

In the resource, the continuity of mineralization is generally good, even though much of it occurs in narrow horizons.  A considerable portion (approximately 61%) of the total resource is classed as inferred material, due mainly to drill hole spacing and down hole projection of the mineralized zones.  The majority of inferred material is located at the Ram deposit.

Subsequent to MDA's revised audit of the resource, MDA was retained to continue its independent engineering evaluation of the ICP in the form of an updated pre-feasibility study, which incorporated a preliminary economic evaluation of two of the ICP deposits (Ram and Sunshine).

Updated Pre-feasibility Report

In May of 2001, the Company received an updated pre-feasibility report on the ICP property from MDA.  The Executive Summary of this report was SEDAR filed in July 2001 under project number 374816.  This report provided the Company with a preliminary economic evaluation of the ICP, based on two deposits - the Ram and the Sunshine.  As the report provided economic data, and, in accordance with standard classifications utilized by the Society of Mining Engineers, Canadian Institute of Mining and the Australian Institute of Mining, the audited reserves/resources were broken down into (diluted) proven and probable reserves, and (diluted) inferred resources.  Measured and Indicated diluted resources become the Proven and Probable ore, respectively, if they can be mined for a profit.  MDA based their estimations, as shown below, on a NSR cut-off of US$65/ton.  These Net Smelter Return (NSR) calculations were based upon cobalt at US$15/lb. (less refining @$2.00/lb.), copper at US$0.80/lb. (less refining @$0.118/lb.), gold at US$275/ounce and metal recoveries for cobalt (92.7% Mill; 95% Complex), copper (92.8% Mill; 90% Complex) and gold (79.2% Mill; 90% Complex).

Ram and Sunshine Deposits’ Proven and Probable Reserves

Item	Tons	% Co	% Cu	oz/ton Au	NSR $/ton	Thick. (ft.)
Ram 3-7 ft.	340,128	0.631	0.44	0.017	$153.60	5.1
Ram 7-8 ft.	30,492	0.852	0.39	0.021	$204.40	7.6
Ram 8-9 ft.	79,392	0.762	0.48	0.017	$184.20	8.5
Ram 9-10 ft.	56,566	0.466	0.36	0.020	$115.50	9.4
Ram +10 ft.	491,794	0.552	0.58	0.013	$136.80	14.3
Total Ram main & f/w	998,372	0.600	0.50	0.015	$147.15	10.2
Sunshine Main	232,394	0.799	0.45	0.026	$193.19	7.0
Sunshine H/W	26,777	0.806	0.25	0.011	$189.54	4.0
Total Sunshine	259,171	0.800	0.43	0.024	$192.81	6.7
Totals	1,257,543	0.641	0.49	0.017	$156.56	9.5
Not Mined	92,560	0.463	0.49	0.007	$113.64
Mining Losses	71,795	0.711	0.46	0.021	$170.58
Total Minable	1,093,188	0.652	0.49	0.018	$159.28	9.5

Ram and Sunshine Deposits’ Proven and Probable Reserves & Inferred Resources

Item	Tons	% Co	% Cu	oz/ton Au	NSR $/ton	Thick. (ft.)
Ram 3-7 ft.	773,478	0.662	0.44	0.017	$160.90	5.1
Ram 7-8 ft.	218,908	0.689	0.37	0.019	$166.50	7.6
Ram 8-9 ft.	318,690	0.596	0.44	0.021	$146.40	8.5
Ram 9-10 ft.	260,213	0.496	0.35	0.023	$122.50	9.4
Ram +10 ft.	1,217,621	0.541	0.48	0.017	$133.90	13.2
Total Ram main & f/w	2,788,910	0.589	0.44	0.018	$144.30	9.6
Sunshine Main	259,171	0.800	0.43	0.024	$305.70	6.7
Sunshine H/W	107,199	0.656	0.67	0.027	$254.20	4.1
Total Sunshine	366,370	0.757	0.50	0.025	$290.60	5.9
Totals	3,155,280	0.608	0.45	0.019	$161.30	9.2
Mining Losses	181,678	0.701	0.44	0.017	$383.40
Total Minable	2,973,602	0.602	0.45	0.019	$147.70	9.2

Mining of the Ram hanging/wall zone was not evaluated for mining purposes by MDA at this time.

MDA estimated the cost of completing the mine permitting and the final feasibility study to be US$3 to $4 million.  This would include definition drilling to increase the Ram deposit’s reserves.  The initial capital costs for the project, including the refurbishing and the final purchase price of US$1 million for an off-site Hydrometallurgical Plant, total US$48.449 million, which includes a 20% contingency on most items.  This budget would cover the cost of construction of the mill/office/warehouse complex, tailings facility, water management reservoir, the Ram’s underground development, the aerial tram and the purchase of the required mining equipment.  Depending on the cut-off utilized, the estimated operating costs for the proven and probable is US$68.73 per ton (US$100 NSR cut-off) or US$69.31 per ton (US$65 NSR cut-off).  Concentrate transportation, hydrometallurgical plant costs and hydrometallurgical plant waste disposal add a total of US$29.50 or US$27.89 per ton of ore, depending on the cut-off utilized.

The study outlines the following project operation based on the current reserves/resources:  The mine permitting and the final feasibility study was anticipated to be completed by July of 2002; however due to the lack of available funds and the Company’s decision to concentrate its financial resources on completing the purchase of the Big Creek Hydrometallurgical Complex, this date has been advanced to the last quarter of fiscal 2005  The subsequent Construction phase (mill/office/warehouse complex, tailings facility, water management reservoir, aerial tram and pre-mining underground development) of the project is estimated to be finished in approximately 15 months; the ore will be mined using underground ramp-and-fill or cut-and-fill methods from the Ram and Sunshine deposits; ore will be processed at an initial rate of 400 tons per day and build up to a rate of 800 tons per day, or 280,000 tons per year; the ore will be hauled from the underground by truck, via a decline, to an aerial tram which will move the ore to the mill; (the sunshine ore will be hauled by truck only) the flotation mill is expected to produce a single concentrate grading 14.4% cobalt, 7.4% copper, with gold credits; the tailings will be filtered and dewatered with approximately 50% being permanently stored underground and the rest being dry stacked in an on site tailings facility; the operation is designed to be “zero discharge”, so that no process or mine waters will be allowed to discharge to surface waters; the concentrate will be hauled by truck to an offsite hydrometallurgical plant for refining.

MDA concluded that the Company’s ICP property is economic based upon pre-feasibility estimates and assumptions. They estimated that the Net Present Value (“NPV”) (discounted 8%) of the current Proven and Probable reserves (US$65 NSR cut-off), at a price of US$12/pound cobalt, is over US$36.94 million, pre-tax.  MDA also calculated that the NPV (8%) of the Proven, Probable reserves and Inferred resources (US$100 NSR cut-off), at the US$12/pound cobalt price, is US$120.14 million, pre-tax.  MDA feels that additional definition drilling at the Ram deposit should successfully increase the tonnages in the reserve and resource categories.

Cobalt prices have averaged, approximately, US$16 per pound in 1999 and US$15.31 per pound during 2000, and approximately US$8.50 per pound in 2001.  In mid 2003 cobalt broke through the US$10/lb mark and rose sharply to the US$30 per pound by early 2004 and has since levelled of at approximately US$25/lb.  Overall, 99.8% purity cobalt prices are expected to range between US$12 and US$18 per pound during the next two to three years with occasional short-term variations (Bending, 2001).

Related ICP Property Developments

In August of 1998, the Company retained the services of Mr. Brent Bailey, to act as Manager of Permitting and Development Logistics.  Mr. Bailey's previous work history included Director, Environmental Services (USA) for Noranda Minerals Corp., where he worked with Mr. Robert Metka, then a director of Noranda Minerals Corp., on negotiating the settlement of the Blackbird Mine reclamation agreement.  The Blackbird Mine is adjacent to the Company's Project.

In November of 1998, the Company retained the services of Mr. Patrick Fadyshen, to act as Manager of Cobalt Marketing and Sales.  Mr. Fadyshen has approximately 25 years of metal alloy, cobalt and nickel marketing experience.  Mr. Fadyshen was previously employed with Sherritt Gordon Limited where he served as Sales Manager, Metals Division from 1986 until 1991, where he was responsible for all direct sales of cobalt on a worldwide basis.  He also represented Metals Resources Group where he remained until 1997 when he continued with his own metal sales company, NiCo Metals Sales Inc.

In August of 1999, the Company commenced a diamond drill program on the ICP and completed a draft Plan of Study for environmental Baseline Data.  These initiatives corresponded with recommendations of MDA and were adopted to begin the permitting and final feasibility stages of the Project.  The drill program concentrated on the Ram Deposit’s strike extension and depth, which continue to remain open in both directions and at depth.  The drilling was intended to augment the existing reserve/resource base as well as provide rock and water quality data.

In September of 1999, the Company announced the appointment of an Engineer of Mines, Mr. Joseph A. Scheuering of Missoula, Montana.  He was engaged to assist with the development of the ICP.  He is a graduate of the Colorado School of Mines and has over 30 years of experience gained with Asarco, Magma Copper and Noranda.  His responsibilities have included all aspects of mine development including preparation of feasibility studies, upgrading of ore reserves, project permitting, contractor selection and project administration, as well as reclamation and closure.  Most recently, he held a position with Noranda as General Manager for the adjacent Blackbird Mine.  Mr. Scheuering will consult with the Company’s technical team and share the responsibility for the IPC as it develops through the feasibility and permitting process.   Also in September of 1999 Mr. Robert J. Quinn joined the Board of Directors.

1  Assumed production of cobalt oxide, which carries a price premium of US$5/lb. or a factor of 1.41, whichever is greater, over the price for cobalt metal.

2  Canadian National Instrument 43-101 considers an economic evaluation that inferred resources a "Preliminary Assessment".  This requires the company to acknowledge that "Inferred resources are considered too speculative geologically to have economic conditions applied to them that would enable them to be categorized as a mineral reserve, and there is no certainty that the Preliminary Assessment will be realized".

Mr. Quinn is presently a partner with Quinn & Brooks LLP, a law firm located in AustinTexas, USA, covering domestic and international mining transactions, development and operations, with a special emphasis on environmental permitting and compliance.

Upon completion of diamond drilling MDA was retained to complete a Reserve and Economic Update of the earlier Pre-feasibility Study on the Project.  The results from this work were completed in December 1999 and announced in January 2000.

This study was subsequently updated, and included in the more comprehensive Pre-feasibility Study received in May of 2001.  Also during December 1999, additional metallurgical work was undertaken by the Centre for Advanced Metallurgical Processing (CAMP) under the direction of Dr. C. Anderson.  This work helped confirm earlier work completed on behalf of the Company and others as well as producing cobalt hydroxide test product.  Groundwater monitoring wells were completed on December 20th 1999, which will be in place for the duration of the life of the mine.

To date, reserves and resources remain open, and exploration drilling has occurred on only four of over twenty-five identified target zones situated within the Project.

In early 2000, the Company initiated the permitting studies for the ICP with the commencement of the Scope of Work Study.  This study involved the evaluation of fifteen areas including water resources and quality, waste rock and tailings characterization, wetlands, wildlife, vegetation and air quality.  This led directly to the commencement of the Environmental Assessment Program in June of 2000, overseen by the Company’s Manager of Environmental Affairs, Mr. Brent Bailey.  The program included a wetlands inventory, a sensitive plant survey, the instalment of a meteorological station for the collection of weather data and both ground and surface water surveys for water resources and quality.  The gathering of this data allowed for a detailed evaluation of the optimal placement of the mill and tailings facilities prior to the submittal of the Plan of Operations.  The data was also necessary to help minimize the environmental footprint of the proposed mine facilities.

Concurrent with the Environmental Assessment Program, large diameter core drilling was initiated on the property for the purpose of obtaining fresh ore for additional metallurgical, geochemical and rheological test work.  The material collected was used in studies designed to refine the previously developed mill flow sheet and to assess the most advantageous disposal system for the project (i.e. dry stacked tailings versus conventional backfill and tailings).  These environmental, permitting and metallurgical studies were designed to ensure that the Submittal of the Plan of Operations, essentially the final document that commences the official permitting process, was as comprehensive as possible.  Management had initially planned on submitting the Plan of Operations in March of 2000, but decided to minimize any future permitting delays by conducting further studies prior to submitting the Plan.  Although this delay of the submittal of the Plan of Operations has moved the earliest possible projected production date into 2004-2005, in the long run Management believes this is in the best interest of the successful completion of the Project.

On May 10th, 2002, the Company announced that Dr. David Stone, P.E., P.Eng., has been appointed to the Company’s Board of Directors.  Dr. Stone is an internationally recognized expert in mine backfilling and has authored numerous technical papers on the subject.  He is a mining/geotechnical engineer with over 18 years of experience in underground and surface mining in some 40 projects in 17 countries.  Dr. Stone's primary expertise is in mining rock mechanics.  In this area he has provided geotechnical designs for both open pit and underground mines, as well as providing ongoing consulting services to several operating mines.  He has participated in due diligence teams and has spearheaded mine scoping and feasibility studies for open pit and underground projects worldwide.

Permitting efforts throughout fiscal 2003 and 2004 continued to advance.  The Company initiated the formal permitting process, known as the National Environmental Policy Act (NEPA), with the submittal of the Plan of Operations to the United States Department of Agriculture Forest Service in January of 2001.  Under NEPA the Forest Service is required to prepare an Environmental Impact Statement (“EIS”) evaluating the potential impacts of the project on the environment.  An integral part of the preparation of an EIS is the collection of baseline information on the site.  During the calendar year 2001 field season extensive studies were conducted and reports prepared.  Much of this information has been submitted to the Forest Service to be used in the preparation of technical reports that serve as the foundation for the EIS.

Concurrent to the collection of baseline studies the Company participated with the Forest Service in public meetings, several agency field reviews and meetings and gave presentations to the Salmon Chamber of Commerce, the Challis Chamber of Commerce and the Shoshone-Bannock Indian Tribe.  Public scoping meetings are a necessary step in the EIS process whereby the public has an opportunity to ask questions and voice their support or concern over the project.  Strong support for the ICP is evidenced by the positive comments provided by the public to the Forest Service and Formation U.S.

Based on discussion with the Forest Service, other agencies and the Company consultants, Formation U.S. has elected to enhance the Plan of Operations through the addition of land application for the disposal of excess water.  This measure was taken to eliminate the need to apply for a surface water discharge permit.  In addition, Formation U.S. has relocated a waste rock pile so that it is well away from any drainage area.  These decisions were supported by supplemental studies commissioned by Formation Capital Corporation in support of the Company’s Plan of Operations.

While Formation U.S. has continued to advance the permitting of the ICP, economic conditions have slowed this effort.  Ownership of the Third Party contractor responsible for writing the EIS changed hands during fiscal 2002 requiring contract negotiations that diverted effort from preparation of the EIS.  These problems were exacerbated by Formation Capital Corporation’s financial position.  Issues with the Third Party contractor have been resolved.

In fiscal 2002, an on-going engineering study by Mine Development and Associates Inc (MDA) of Reno, Nevada, resulted in an updated Pre-feasibility Study received in May of 2001.  This independent report incorporates a number of additions and changes that enhance the economics of the Project and reduce its environmental footprint.  This includes new metallurgical data, permitting considerations and updated methods and costs related to mining, ore handling, milling and tailings management.  The report was subsequently updated in fiscal 2003 to reflect revised economics of the Complex regarding the disposal of waste rock.  Management was very encouraged with MDA’s report, which may be summarized as follows:

The diluted Proven and Probable Reserves using a US$65 NSR cutoff now stand at 1,093,188 tons grading 0.652% cobalt, 0.49% copper and 0.018 opt gold.  The diluted Proven, Probable Reserves and Inferred Resources now stand at 3,155,280 tons of similar grade.  The Net Present Value, utilizing US$12/lb cobalt producing oxide (pre-tax, discounted 8%) is US$120.1 million, with an Internal Rate of Return of 67.57%.  Utilizing US15/lb cobalt producing oxide, the economics are a NPV of US$190.4 million with an IRR of 92.79%.

MDA also recommended that the program leading to final feasibility be continued.

In December of 2003, the Company announced it had retained Shaw Environmental & Infrastructure, Inc., (Shaw E & I) one of the largest full-service Environmental Consulting/Engineering contractors in the United States, to assist with the overseeing, coordination, and management of the Company’s permitting program under the National Environmental Policy Act process.  This process governs the procedures to complete the Environmental Impact Statement and receive a Record of Decision from the United States Department of Agriculture Forest Service in regards to the permitting of the Company’s Idaho Cobalt Project located in Lemhi County Idaho.  Shaw E & I is to work closely with the Company’s existing consultants and environmental team to expedite the permitting process.

Concurrent with the permitting efforts, the Company continues to conduct engineering and development work for the purpose of compiling a National Instrument 44-101 compliant Final Feasibility Study.  Portions of this work include a 7,500 metre drill program that commenced in May of 2004.  As well, the Company has received notification that three well-established and respected engineering firms intend to bid on the contract to complete the Final Feasibility Study on the project with the awarding of the contract expected in the near future.

Big Creek Hydrometallurgical Complex

In October of 2000, the Company announced that it had entered into a Standstill Agreement to purchase a hydrometallurgical silver refinery complex.  Subsequent to this, a Heads of Agreement was executed with definitive agreements to follow for the purchase of certain refining facilities and property located near Kellogg, Idaho, more fully described below.  The definitive agreement was signed on August 16, 2001.  In addition to the hydrometallurgical silver refinery the Company acquired an option to purchase an associated hydrometallurgical alkaline leach plant and a tailings facility.

Upon retrofitting, the 36,000 square foot acid pressure leach hydrometallurgical plant will be ideally suited to treat cobalt concentrate from the ICP.  The hydrometallurgical plant, currently outfitted to refine silver and recover copper, is centered around a nitrogen species catalyzed sulphuric acid pressure leach system.  The plant also contains innovative downstream processing steps, which include silver chloride processing steps as well as copper solvent extraction and copper electrowinning.  As mentioned above, the facility also includes a unique 24,000 square foot hydrometallurgical alkaline leach plant, capable of processing a wide variety of materials.  In addition, the Complex includes a large, fully compliant, permitted, modern tailings facility.

The Complex is currently outfitted to produce 10 million ounces of silver, 10,000 ounces of gold and 4 million pounds of copper annually.  Upon retro-fitting for acceptance of ICP concentrate, the facility will be capable of producing 3.3 million pounds of cobalt annually, equivalent to 5 - 8 million pounds of value-added cobalt chemicals used in a variety of applications such as the rapidly expanding re-chargeable battery sector.

On August 17, September 28 and December 15 of 2001, the Company made equal lease option to purchase payments of US$200,000 each totaling US$600,000.  On April 23, 2002 the Company announced that it had negotiated an amendment to the original Agreement between Sunshine Precious Metals Inc. and Formation Capital Corporation dated August 16, 2001.  The amended agreement, among other things, decreased the total purchase price for the facilities from US$2.5 million to US$1.575 million.

Subsequently, on July 9, 2002, the Company announced that it had reached agreement with Sunshine Precious Metals Inc. to pay a reduced early purchase amount for the final purchase of all the facilities under option.  The new agreement waived a June 30, 2002 payment and replaced it with one final lump sum payment of US$600,000 on title closing.

On September 16, 2002, Formation Capital announced it had placed the final US$600,000 payment in escrow for the closing of the purchase of the Big Creek Hydrometallurgical Complex (the “Complex”) from Sunshine Mining and Refining Company Ltd. (“Sunshine”).  At that time, all terms and conditions of the sale had been met, other than one outstanding obligation by Sunshine relating to the removal of certain materials from the site, which were subsequently removed.

Then on September 24, 2002, the Company announced it had completed the purchase of the Complex.  The total purchase price had been further reduced to US$1.275 million from the amended agreement purchase price of US$1.575 million announced April 23, 2002.  The Company now owns the Complex 100%.

Subsequent to the successful closing of the Company’s $10 million financing in December of 2003, the re-staring of the precious metals refining section of the Big Creek Hydrometallurgical Complex, known as the Sunshine Precious Metals Refinery, began in earnest.  On June 1st, 2004, the Company announced that the refinery was open for business and accepting feed material.

In early July, 2004, to assist in the sourcing of feed material, the Company’s wholly owned subsidiary, Formation Chemicals, Inc. engaged Auramet Trading, LLC (Auramet) as its marketing advisor for the newly refurbished Sunshine Precious Metals Refinery in Kellogg, Idaho.  Under the terms of the engagement, Auramet will develop a comprehensive marketing strategy for the Refinery, as well as assist in its financing needs.

Auramet is to provide a comprehensive array of services for the Company including physical metals trading, hedging, merchant banking, structured finance and advisory services.  Auramet's principals include Jim Verraster, CEO, who built and led the Mining Finance and Precious Metals Marketing team for Standard Bank in New York, Mark Edelstein who has 15 years industry experience and was the former head of Standard Bank's Corporate Finance Department in New York and Justin Sullivan, a well respected commodities lawyer who has nearly 20 years legal experience in the private sector and was a partner with Edwards & Angell, LLP.

Black Pine and Morning Glory Properties, Idaho

Formation U.S. holds a 100% interest in 29 unpatented mining claims that it acquired through staking and has the right to acquire a 100% interest in 36 unpatented mining claims, 4 patented claims and 10 mill site claims (collectively, the "Black Pine Property"), and holds a 100% interest in 17 unpatented mining claims and an option to acquire a 100% interest in an additional 20 claims contiguous to the 17 unpatented claims (collectively, the "Morning Glory Property"), all located in Lemhi County, Idaho, and more particularly described below:

Black Pine 65 Unpatented Mining Claims

Hold Right to Acquire 100% Interest		Hold 100% Interest
Claim Name(s)	No. Claims	Claim Name(s)	No. Claims
Raven No.2 - No. 4	3	CO 42, 44, 46, 48, 50, 52, 54, 56, 58, 60, 62, 64, and 66	13
Cobalt No. 1 - No. 21	21	Deep 1 - 4 and 21 - 30	14
Cobalt "A" - "L"	12	Deep Fraction 1 - 2	2

Black Pine 4 Patented Claims (Hold Right to acquire 100% interest)

Claim Name(s)	No. Claims	Claim Name(s)	No. Claims
Black Pine Extension	1	Cross Cut Copper	1
Black Pine	1	No. 1 Fraction	1

Morning Glory 37 Unpatented Claims

Hold Right to Acquire 100% Interest		Hold 100% Interest
Claim Name(s)	No. Claims	Claim Name(s)	No. Claims
King Solomon No. 1 - No. 4	4	K.S. #1 - #5, #7, #8, #10, # 13, #15, #17, #19, #21, #23, #25, #26, #27	17
Tom Bigby	1
Tom Bigby No. 2	1
Tom Bigby #3 - #4	2
Arrestre Lode	1
Lucky Dean	1
Gilt Edge Lode	1
Gilt Edge Lode No. 2 – No. 5	4
Gilt Edge Lode No. 10	1
Gilt Edge	1
Specie Payment	1
Specie Payment No. 3	1
Specie Payment #4	1

Pursuant to a lease option agreement dated June 19, 1992 between Formation U.S. and Frederick C. Lyon and Jeanne James, Formation U.S. can acquire the 50 claims, which are included in the Black Pine Property by paying US$5,000 (paid), making advance royalty payments totaling US$327,500 by 2006 (of which US$67,500 has been paid), incurring an aggregate US$710,000 on exploration of the 50 claims (incurred) and paying a sliding scale net smelter return royalty of between 1% and 5% based on the realized price of copper between US$1.25 and US$2.00 per lb.  Once an aggregate of US$2,000,000, including royalty, advance royalty and other cash payments, but not including exploration expenditures, has been paid, title to the 50 claims will vest in Formation U.S.

During the year ended February 28, 1999 an amendment to the agreement was negotiated which requires payments of nil if the average price of copper trades below US$0.85, US$10,000 if the average price of copper trades between US$0.85 to US$0.89 and US$20,000 if the average price of copper trades above US$0.90.  There have been no payments due since the amended agreement was concluded.  During the year ended February 29, 2004, the Company again amended the option agreement to extend the term for two-five year increments, and share on a 50/50 basis with the Optionor any payments received from any joint venture partner.

Formation U.S. holds the right to acquire the 20 claims, which are included in the Morning Glory Property pursuant to two lease option agreements, each having an initial term of 10 years commencing December 31, 1989.  Prior to the expiry of these agreements, both were subsequently re-negotiated and extended for an additional ten year time period.  To exercise the options, Formation U.S. must pay US$1,000,000 for each option, inclusive of payments, if any, under a 3 - 5% sliding scale net smelter returns royalty based on the realized price of gold between US$400-$500, and advance royalty payments of an aggregate of US$3,000 per year.  All payments, including advance royalties, are credited toward a final purchase price of US$2,000,000.   During the year ended February 28, 2001, the terms of the lease option were amended from a required minimum annual advance royalty payment of US$3,000 to annual payments based on the price of gold ranging from no payments to US$3,000.

In addition to the above option costs, annual holding costs associated with the Black Pine and Morning Glory Properties are $6,500 and $3,700, respectively, payable to the Bureau of Land Management and a minor payment to Lemhi County.

Black Pine Property - Previous Work

In 1992, Formation U.S. optioned the Black Pine Property and shortly thereafter staked additional claims.  Since the acquisition of the Black Pine Property, Formation U.S. has spent US$2,250,000 on property payments and exploration, including geological mapping, soil geochemistry, geophysical surveys, trenching and drilling programs.  Since 1993, Formation U.S. has completed 100 diamond drill holes totaling 44,954 feet, and 100 reverse circulation holes totaling 15,625 feet.

Morning Glory Property - Previous Work

In 1988, Formation U.S. acquired an option on the Morning Glory Property and conducted a program of mapping, rock and soil sampling.  Based on encouraging results from the initial program, Formation U.S. successfully exercised its option on the Morning Glory Property.  Past optionees have held the Morning Glory Property under option from Formation U.S. more or less continually from 1989 through to 1995.  During this time, property wide reconnaissance was instigated, additional soil sampling programs were completed, geophysical surveys were undertaken, preliminary trenching initiated, old mine workings were rehabilitated and a total of 23 RC drill holes were completed.

Of the 9 targets located on the Morning Glory Property, only two have been drill tested.  Outcrop scale mapping of the targets has yet to be completed.  Only two of the targets have been partially geophysically surveyed.  Additional trenching is required on most of the prospects.  Only two of the target areas have been soil sampled and 4 miles of prospective shear have only been reconnaissance scale mapped.

The Morning Glory Property hosts Beartrack style bulk mineable gold mineralization of potential economic merit.  Its proximity to the recently producing and permitted Beartrack Mine provides economic and other information suggesting that the property can be brought to production should additional tonnage of low grade ore be delineated.  The possibility exists of either satellite production utilizing Beartrack's existing infrastructure from a smaller reserve or developing a stand-alone operation should a larger reserve be proven.

Mexican Properties

Minera Terranova holds interests in various exploration and exploitation concession properties located in Mexico (the "Mexican Properties"), acquired through staking or option agreements and more particularly described as follows:

Name of Concession(1)	Location in Mexico	Concession Size (hectares)	Registration Date
El Milagro (2)	Tamaulipas State	71.0329	November 29, 1990
El Milagro Dos (3)	Tamaulipas State	84.9192	April 29, 1991
Ana Maria	Tamaulipas State	677.446	August 13, 1997

(1)

The El Milagro and El Milagro Dos concessions are exploitation concessions.  The remaining concessions are exploration concessions.

 (2)

Held pursuant to a purchase option pursuant to which Minera Terranova must pay an aggregate 240,000 pesos (approximately$32,000) in 8 equal instalments over 4 years.  In September of 2000, a revision to the agreement allows the remaining 90,000 pesos to be paid by making equal semi-annual payments of 15,000 pesos over three years.  As at February 28, 2003 a total of 240,000 pesos has been paid and the Company has earned a 100% interest in the property.

(3)

Held pursuant to a purchase option pursuant to which Minera Terranova must pay an aggregate 560,000 pesos (approximately $75,000) in 8 equal instalments over 4 years.  In September of 2000, a revision to the agreement allows the remaining 210,000 pesos to be paid by making equal semi-annual payments of 35,000 pesos over three years.  As at February 28, 2003 a total of 560,000 pesos has been paid and the Company has earned a 100% interest in the property.

Under federal Mexican law, mineral titles are held by way of ownership of mining concessions, granted as either exploration concessions or exploitation concessions.  Exploration concessions are granted for a non-renewable duration of six years, during which period they are maintained in good standing through the holder's annual filing of evidence of work performed as well as payment of taxes calculated on the basis of the size of the concession.  During the term of the exploration concession, application may be made to convert to an exploitation concession.  Exploitation concessions have a duration of 50 years as of the date of their recording in the Public Registry of Mining.  An exploitation concession must be granted prior to commencement of mining operations.

As of February 29, 2004, the Company had completed a limited amount of exploration, comprised of rock and soil sampling, on the Mexican Properties.  The Company intends to maintain the core holdings of the Mexican Properties in good standing, and with the renewed interest in precious metal markets, intends to aggressively pursue joint venture partners for these properties.

Other Properties

In addition to the properties set forth above, the Company, either directly or through its subsidiaries, holds the following interests in the following properties:

Property Name	Property Location	No. of Claims (U.S.) Or Size of Property (Canadian)	% of Property Owned by Company	Joint Venture Partner	Annual Holding Costs	Projected 3 Year Expenditures on Property by Company
Badger Basin	Idaho	4 claims	100	None	$405U.S. (1)	nil
Queen of the Hills	Idaho	7 claims	100	None.	$707U.S.	nil
Bonanza Copper	Idaho	9 claims	100	None	$909U.S. (1)	nil
Bowman	Idaho	5 claims	100	None	$50U.S. (2)	nil
Tinkers Pride	Idaho	9 claims	100	None	$909U.S. (1)	nil
Kernaghan Lake	Saskatchewan	3,925 hectares	20(3)	COGEMA	$0	nil
Compass Lake	Saskatchewan	3,014 hectares	100(3)	COGEMA	$0	nil
Virgin River	Saskatchewan	30,500 hectares	2(3)	CAMECO	$0	nil
Table Lake	Saskatchewan	Approx. 2,276.8 hectares	100	None.	$0	nil
Mystic Lake	Saskatchewan	194 hectares	100	None.	$0	nil
Denare Beach(4)	Saskatcewan	48 hectares	100	None	$0	nil
Amisk - West Channel (4)	Saskatchewan	148 hectares	100	None	$0	nil

1)

Unpatented U.S. properties have holding costs payable to the U.S. Bureau of Land Management of $100U.S. per claim and minor payments to the county.

(2)

Patented claims holding costs shown are taxes payable.

(3)

Held through the Company's 100% owned subsidiary, Coronation.  The remaining interests in the claims are held by the joint venture partner.

(4)

Claims are in good standing but for accounting purposes they have been written off.

Aggregate Exploration and Development Expenditures

During the financial year commencing March 1, 2003 and ending February 29, 2004 , the Company expended an aggregate $1,117,952 on exploration and development of its resource properties.

During the financial year commencing March 1, 2002 and ending February 28, 2003, the Company expended an aggregate $1,500,650 on exploration and development of its resource properties.

Risk Factors

Risk of Mineral Exploration.  Except as noted above in respect of the ICP, there are no known reserves of ore on any of the properties of the Company and any exploration program carried out by the Company is an exploratory search for ore.  Exploration of properties requires compliance with the laws of the jurisdiction in which such properties are located and potential changes to laws relating to exploration activities, environmental considerations and title to properties are a significant risk.  In addition, factors such as market fluctuation, capacity and proximity to market and weather are all beyond the control of the Company and also pose significant risks.

Uncertainty of Funding  Currently, exploration programs and preliminary feasibility studies are pursued by the Company with the objective of establishing mineralization in commercial quantities.  The Company intends to fund the proposed programs and preliminary feasibility studies with its working capital, together with the proceeds of any equity or debt financings, or exercise of outstanding share purchase warrants of the Company.  Should sources of such financings not be available to the Company in the future, the Company may seek a joint venture relationship in which the funding source could become entitled to a shared, negotiated interest in the property or the projects.  To the extent that exploration programs carried out by the Company are successful in establishing ore of commercial quantities and/or grade, additional funds will be required for the development of the properties and to reach commercial production.  In that event, the Company may seek capital through further equity or debt funding, by offering an interest in the property being explored and allowing the party or parties carrying out further exploration or development thereon to earn an interest, or through a combination of funding arrangements.  There can be no assurance of such funding sources.  Furthermore, if the Company is not able to obtain the capital resources necessary to meet property payments or exploration or development obligations which now apply or which would apply in joint ventures with others, its potential as a "going concern" could be seriously affected.

Competition.  Aggressive competition exists for mining opportunities available internationally.  There are a number of large established mining companies with substantial capabilities and greater financial and technical resources than the Company and the Company may be unable to acquire additional attractive mining properties on terms it considers acceptable.

Accordingly, there can be no assurance that the Company's exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Factors That May Detrimentally Affect the Markets for Metals.  Resource exploration and development is a speculative business and involves a high degree of risk.  The marketability of natural resources which may be acquired or discovered by the Company may be affected by numerous factors beyond the control of the Company.

These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, supply and demand, inflation, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Uninsurable Risks.  In the course of exploration and development of, and production from, mineral resource properties, certain risks, and in particular, unexpected or unusual geological formations and change in operating conditions may occur and may expose the Company to liabilities.  Should such liabilities arise the payment of such liabilities may have a material, adverse effect on the Company's financial position.  It is not always possible to fully insure against such risks or the Company may elect not to cover such risks because of the high cost of such insurance.  The Company may become subject to liability for pollution or hazards.  Payment of liabilities for claims for such occurrences could reduce or eliminate any future profitability and could result in increasing costs and a decline in the value of the securities of the Company.  Currently, the Company is a named insured with respect to commercial general liability in a gross amount limited to $5,000,000 for each occurrence

Failure to Comply with Laws.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violations of applicable laws or regulations.

Uncertainty of Ownership Right of Resource Properties.  There is no assurance of title to any property interests acquired by the Company and such property interests may be subject to prior unregistered agreements or transfers or other land claims, undisclosed compliance failure by prior owners or deficiencies in registration or renewals of such concessions and title may be affected by defects, misinterpretation and adverse laws and regulations which have not been identified by the Company.

Permits and Licenses.  The operations of the Company require licenses and permits from various governmental authorities.  While the Company currently is applying for or has been granted all requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Environmental Regulations.  The Company's operations are subject to environmental regulations, which are subject to change, promulgated by government agencies governing prospecting, mining, production, taxes, waste disposal, toxic substances and operation of mines.  Failure to comply with such environmental regulations may result in enforcement action being taken against the Company or its subsidiaries, including orders to cease operations, and/or corrective measures requiring capital expenditures and delay.  The Company may be required to compensate those suffering loss or damage as a result of any such failure to comply.

Uncertainty of Foreign Operations.  The Company is operating in Mexico, which has experienced rapid and sometimes unanticipated changes in internal government leadership, economic uncertainty, currency devaluation and other fiscal and political changes characteristic of developing economies.  The political, legal and regulatory uncertainties may increase the risks to the overall predictability of the Company's operations.  Some management personnel of the Company are not fluent in Spanish, the common language in Mexico, which may lead to misinterpretation and potential for misrepresentation.

Monetary Fluctuations.  The Company is operating in both the United States and Mexico and therefore monetary fluctuations may increase the risk to the overall predictability of the Company's operations.

Potential Conflicts of Interest.  The directors and officers of the Company may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests.  This may result in certain conflicts of interest.  To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company's participation.  The laws of British Columbia require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders.  However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.  There is no assurance that the needs of the Company will receive priority in all cases.  From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program.  A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

4.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following financial data should be read in conjunction with the audited annual Financial Statements.  Information contained in the Quarterly Summary is unaudited.  The tables below indicate selected financial information for the Company during the last five fiscal years ended February 29 / 28.

Five Year Financial Information

	2004	2003	2002	2001	2000
Interest & Other Income	$56,007	$16,829	$24,927	$39,143	$29,446
Income or (loss) before discontinued operations and extraordinary items
Total	($1,560,287)	($765,316)	($593,050)	($550,856)	($559,459)
Per share	($0.02)	($0.02)	($0.02)	($0.02)	($0.03)
Per share fully diluted	($0.01)	($0.02)	($0.02)	($0.02)	($0.03)
Net income or (loss)
Total	($1,560,287)	($765,316)	($593,050)	($550,856)	($559,459)
Per share	($0.02)	($0.02)	($0.02)	($0.02)	($0.03)
Per share fully diluted	($0.01)	($0.02)	($0.02)	($0.02)	($0.03)
Total assets (1)	$32,678,581	$21,695,986	$18,160,159	$14,540,592	$12,691,045
Total long term debt	Nil	$617,538	$5,040	$12,980	Nil
Exploration Expenditures	$1,117,952	$1,550,650	$3,370,179	$1,582,112	$1,147,544
Cash dividends	Nil	Nil	Nil	Nil	Nil

(1)

Realization values may be substantially different from the carrying value as shown in the financial statements should the Company be unable to continue as a going concern.

Quarterly Financial Information

Quarterly financial data for the years ended February 29, 2004 and February 28, 2003 is provided below.

	February 29, 2004	February 28, 2003	August 31 2003	May 31, 2003	February 28, 2003	November 30, 2002	August 31, 2002	May 31, 2002
Interest & Other Income	$53,660	$1,560	$589	$198	$10,447	$10,221	$3,809	$127
Income or (loss) before discontinued operations and extraordinary items
Total:	($1,115,766)	($144,758)	($163,899)	($135,864)	($176,448)	($196,771)	($275,760)	($116,337)
Per share	($0.01)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)
Per share fully diluted	($0.01)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)
Net income or (loss)
Total:	($1,115,766)	($144,758)	($163,899)	($135,864)	($176,448)	($196,771)	($275,760)	($116,337)
Per share	($0.01)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)
Per share fully diluted	($0.01)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)

Dividends

The Company has not paid dividends on its common shares.  The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be applied to the exploration, development and administration of its resource properties.

5.

MANAGEMENT’S DISCUSSION AND ANALYSIS

February 29, 2004 and February 28, 2003

Overview

Formation Capital Corporation (the “Company”) is a mineral exploration, development and refining company listed on the Toronto Stock Exchange.  The Company’s main focus is currently centered on its flagship property, the Idaho Cobalt Project (the “ICP”).

The ICP is now in the feasibility and permitting stage of development.  Management cannot ascertain with certainty when the mine permits could be expected, however it is hopeful the permits will be granted within the fourth quarter of fiscal 2005.  At such time, with sufficient financing in place, mine construction could commence.  This mine would be the only primary cobalt producer in the Americas.  Formation believes that this project will illustrate that profitable mining and respect for our environment can co-exist.

We are comprised of five strategic business units, all overseen by the Company.  Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V. are engaged in the acquisition and exploration of mineral resource properties and, if warranted, the development of these properties in the United States, Canada and Mexico respectively.  Formation Chemicals, Inc. owns and manages the Big Creek Hydrometallurgical Complex just outside of Kellogg, Idaho (the “Complex”).  The Complex consists of four separate plants in two buildings, as well as the adjoining land and tailings facility.  The smaller of the two buildings (24,000 sq ft) holds the alkaline leach plant, which was used by the previous owner to extract antimony from their refractory silver ore from the Sunshine Mine  The larger of the two buildings (36,000 sq ft) holds the SXEW circuits (Solvent Extraction Electrowinning circuits) for the extraction of copper, the autoclave circuits suitable for the extraction of cobalt (upon retro-fitting), and finally, the precious metals refining section of the plant, known as the Sunshine Precious Metals Refinery, which is now operational.  The Precious Metals Refinery section of the Complex occupies approximately 10% of the floor space of the 36,000 sq ft facility and this is the section of the Complex the Company has concentrated on re-starting.

The sections that follow provide information about the important aspects of our operations and investments, both at the consolidated and segmented levels, and include discussions of our results of operations, financial position and sources and uses of cash, as well as significant future commitments.  In addition, we have highlighted key trends and uncertainties to the extent practicable.  The content and organization of the financial and non-financial data presented in these sections are consistent with information used by our chief operating decision makers for, among other purposes, evaluating performance and allocating resources.  They should be read in conjunction with the Company’s audited financial statements for February 29, 2004 and notes thereto.

As part of our decision-making process we monitor many economic indicators, especially those most closely related to the demand, supply and pricing of metals, as well as the politico-economic situation in the main supplier and consumer countries.  Political developments affecting metal production can move quickly in some of the major cobalt producing countries such as the Democratic Republic of the Congo, Zambia, Cuba and Russia.  While most economic indicators impact our operations to some degree, we are especially sensitive to capital spending in cobalt intensive industries such as aerospace, high-tech, medical prosthetics, industrial high-temperature steels, and environmental applications such as gas to liquids, oil desulfurization, and hybrid cars.  We also monitor cobalt-related consumption expenditures such as computers, cell phones medical prosthetics, paints, radial tires and stove elements.

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect management’s focus on the following key areas:

•

Capital Allocation – Capital spending has been, and will continue to be directed toward the creation of an integrated mining, production, refining and marketing operation to service the precious metals refining industry and the world’s growing cobalt market.

•

Financing Income – The financial statements reflect the emphasis of management on sourcing the cash resources to fund our operating and investing activities and to eliminate debt.

Management maintains a system of internal controls to assure that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.  In Management’s view, given the nature of the Company’s business and stage of development, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The following is a summary of the results of the Company’s operations and activities for its last two completed financial years and the anticipated impact of these historical operations on the future activities of the Company.

Description of Business

The Company holds properties in Manitoba, Saskatchewan, the United States and Mexico.  The Company, either directly or through its wholly owned subsidiaries Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico.  More recently, its 100% owned subsidiary, Formation Chemicals, Inc., has been engaged in the precious metals refining business.

The company conducts its exploration independently as well as through joint venture agreements with third parties. The following is a brief discussion of the Company’s major mineral projects:

Idaho Cobalt Project – Idaho, USA

The Company’s principal property is the Idaho Cobalt Project located in Lemhi County, Idaho which was acquired through staking in 1995 and where extensive permitting efforts are underway. The Idaho Cobalt Project covers an area of 2,362 acres of mining claims.  The Company has exercised its lease option agreement with a company controlled by a director and now owns a 100% interest in these claims.

Black Pine – Idaho, USA

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho. This requires annual advance royalty payments of US$20,000 to 2006.  During the year ended February 29, 2004 the Company again amended the option agreement to extend the term for two - five year increments, and share on a 50/50 basis with the optionor any payments received from a joint venture partner.

Badger Basin – Idaho, USA

Through staking, the Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

Morning Glory – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.  The Company also has a 100% lease option on certain additional mineral claims located in the same area.

A total of US$33,900 (2003 - US$32,400) has been paid to date to the optionor.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

Wallace Creek – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

Los Cocos – Mexico

During the year ended February 29, 2004 the Company made a decision to abandon the property and terminate the agreement due to difficulties in re-acquiring strategic core ground and the inability to reproduce previous operator’s data.

El Milagro – Mexico

The Company entered into a purchase option agreement in 1998 which was completed in 2003. The Company now has a 100% interest in the property.

Flin Flon – Saskatchewan, Canada

The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan.

Queen of the Hills – Idaho, USA

The Company holds a lease option to purchase 100% of certain mineral claims located in Lemhi County, Idaho.  A total of US $19,600 (2003 - US $19,600) has been paid to date.  Total purchase price of US $1,000,000 including advance payments must be made to exercise the option.

Compass Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee.

Kernaghan Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totaling $1,000,000 (satisfied).

Virgin River – Saskatchewan, Canada

In the year ended February 28, 1999, the Company entered into a joint exploration agreement on the Virgin River project located in northern Saskatchewan.

Other Projects

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan and Manitoba.

Results of Operations

The consolidated loss for the year ended February 29, 2004 was $1,560,287 or $0.02 per share compared with a loss of $765,316 or $0.02 per share in 2003.  The increase is due to a write off of a Mexican property of $788,618 for the year ended February 29, 2004.  No such impairment was recorded for the year ended February 28, 2003.

General and administrative expenses totaled $827,676. This represents an increase of 5.8% from the previous year of $782,145, reflecting an increase in accounting and audit, administration, legal fees, listing and filing fees, management fees and shareholder information.  These were offset by a   decrease for advertising and promotion, bank charges and financing costs and office expenses.

The Company transacts business and holds assets and liabilities in US dollars.  Fluctuations in the US dollar exchange rate against the Canadian dollar between the date of a transaction and the settlement date will result in either gains or losses on foreign exchange which are included within the results of operations.  Such fluctuations resulted in foreign exchange gains of $22,375 during the year ended February 29, 2004 compared to a gain of $54,270 in the previous year.

Other income was recorded of $56,007 for year ended February 29, 2004, up from $16,829 at end of February 28, 2003 mainly attributable to additional interest income.

Capital Resources and Liquidity

The Company’s working capital as at February 29, 2004 was $10,634,399 compared with a deficiency of $134,041 at February 28, 2003. The change is mostly attributed to three private placements of 43,625,275 common shares and 23,776,434 share purchase warrants for gross proceeds of $10,663,400 (less share issue expenses of $950,945) and the exercise of 14,030,163 share purchase warrants and stock options for gross proceeds of $3,294,389.  On December 9, 2003 and February 24, 2004 the holders of the convertible debentures exercised their options to convert the debentures into common shares at a rate of $0.25 per common share.  As a result of the debenture conversion, the Company issued 3,440,000 common shares.

For the year ended February 29, 2003, deferred financing costs of $559,328 were recorded on the balance sheet.  During the year ended February 29, 2004 deferred financing costs of $227,738 were expensed to operations with the balance charged to share capital and contributed surplus upon conversion of the debentures leaving a nil deferred financing cost for February 29, 2004.

During the year ended February 28, 2003, the Company: closed six private placements which raised $4,907,638 through the issuance of 20,262,810 common shares and 19,310,164 warrants generating net proceeds of $4,534,418; retired debt of $307,676 through the issuance of 1,211,675 common shares; and incurred a compensation cost of 150,000 shares with a deemed value of $44,250 for a past restructuring obligation.  These transactions totaled $5,259,562 for the year with share issue costs of $373,220 generating proceeds including non-cash settlements of $4,886,344.  The Company also closed a private placement of units consisting of 7.5% secured convertible (at $0.25 per share) redeemable debentures in the total principle amount of $800,000 and 2,666,400 non-transferable share purchase warrants, each warrant entitling the holder to purchase one common share of the Company at a price of $0.30 per share for five years.  A fee comprised of a $60,000 debenture and 519,980 warrants, exercisable on the same terms as the private placement warrants, was paid to an arms-length third party. Concurrent with the closing of the private placement, the promissory notes issued by the Company were cancelled.

Mineral property expenditures for the year ended February 29, 2004 were $1,117,952, 25% less than February 28, 2003 which was $1,500,650.  A net increase in mineral properties carrying value of $404,174 was realized which includes the write off of the Los Cocos property in addition to significant expenditures made on the Idaho Cobalt Project ($1,143,238) and other projects. Expenditures on capital assets (property, plant & equipment) were $481,620.  The previous year’s capital asset expenditures total of $1,351,781 consisted of final due diligence and purchase payments for the Big Creek Hydrometallurgical Complex purchase.

Annual Financial Information

The following selected consolidated financial data have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements.  All dollar amounts are in Canadian Dollars.

As at February 29, 2004, there were 5,915,000 stock options and 36,591,148 warrants outstanding and exercisable.

Quarterly Financial Information

Critical Accounting Policies and Estimates

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts.  When production is attained, these costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production.  When capitalized expenditures on individual properties exceed the estimated future cash flows, the properties are written down to the fair value.

All costs associated with the purchase, due diligence and start up of the Big Creek Hydrometallurgical Complex are capitalized in the property, plant and equipment account until such time as viable commercial production has been attained.

The Company’s financial assets of cash and cash equivalents, consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

Effective January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with the recommendations of CICA 3870, “Stock-based Compensation and Other Stock-based Payments” and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002.  The Company has adopted the fair value based method of accounting for stock-based compensation awards.  Previously, the intrinsic value method was being applied for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on that day the options were granted.

With respect to Asset Retirement Obligations, application of the new standard has no impact in the Company’s financial disclosure.

Risk Management

The nature of the mining industry involves significant risks.  Even with the Company’s careful evaluation of its mineral resources using experience and knowledge, this risk may not be completely eliminated.  As such, it is impossible to guarantee that current or future exploration programs will establish reserves.  The qualities of the ores and market prices of the commodities being explored have been highly volatile in the past.

To lessen the exposure to risk, the Company engages independent professional consultants to evaluate its mineral properties.

Environmental legislation, regulation and actions have significant impact on the industry.  The Company cannot predict future policies and interpretations.  The mineral industry trend is moving towards higher standards and the Company is continually working towards maintaining these higher standards.

Insurance is very expensive in this industry due to unforeseen mining and environmental risks such as cave-ins, fire and flooding.  It is not always possible to insure against such risks and the company may decide not to insure as a result of high premiums or other reasons.

Related Party Transactions

During the year ended February 29, 2004, the Company incurred a total of $474,694 comprised of administration fees $136,455 (2003-$131,190) to a director and financial services fees of $102,395 (2003-$64,860) to an officer; and mineral property expenditures, including consulting fees, of $233,129 (2003-$163,925) to directors.  As at February 29, 2004, accounts payable include $2,715 (2003 - $5,275) due to directors and officers.

Integrity of Disclosure

The Company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited financial statements prior to their submission to the Board of Directors for approval.

Events Subsequent to February 29, 2004

From February 29, 2004 to the date of these financial statements the Company issued 1,434,720 common shares for proceeds of $439,766 on the exercise of share purchase warrants and stock options.

Outlook

In the coming year the Company expects to focus the majority of its activities on permitting for the Idaho Cobalt Project and the ramp up of operations at the Sunshine Precious Metals Refinery. We will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk.  As a mineral exploration company, the future liquidity of the Company will be affected principally by the level of exploration expenditures and by its ability to raise capital in the equity markets.  When the ICP goes into production the ability of the company to effectively manage the mine and refinery will become the primary criterion for profitability. In management’s view, the Company’s cash position is more than sufficient to fund planned exploration and development expenditures, meet ongoing obligations as they become due, as well as to be able to take advantage of new opportunities that become available with the goal of improving shareholder return.

The Company has moved closer to its goal of being America’s sole integrated cobalt miner, chemical refiner and bullion producer.  Currently, Management is in discussions regarding the processing of materials at the Company’s Refinery.  The re-starting of the Company’s Sunshine Precious Metals Refinery will allow the Company to realize cash flow prior to the commencement of the production of cobalt concentrate from its Idaho Cobalt Project, thus offsetting the Company’s current reliance on the issuance of equity for the purpose of raising capital.  At the present time, the Company has no source of revenue from operations and its ability to conduct its operations, including the acquisition, exploration, and development of mineral properties, is currently based on its ability to raise funds from equity sources.

The Sunshine Precious Metals Refinery has been retrofitted to accept third party silver and gold for bullion production.  With a strong marketing plan and quality controls now in place at the refinery, the Company is expecting to realize cash flow in the current fiscal year.  This coupled with the advancements in permitting and engineering on the Company’s 100% Idaho Cobalt Project, will allow the Company to continue to grow stronger, mitigate risk and increase shareholder value.

Additional Information

Additional information is provided in the Company’s audited consolidated financial statements for the years ended February 29, 2004, February 28, 2003 and prior years.  Information Circulars are also available on SEDAR at www.sedar.com.

This Management Discussion and Analysis contains several forward-looking statements.  The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Management’s analysis only as of the date hereof.  Readers should be aware the Company is under no obligation to publicly release the results of any revision to these forward-looking statements, which may not reflect circumstances, or occurrences of unanticipated events after the date of this document.

6.

MARKET FOR SECURITIES

The Company ’s securities are listed on the senior board of The Toronto Stock Exchange and trade under the symbol FCO.

7.

DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, the positions held by them with the Company and their principal occupations for the past five years are set forth below:

Name and Municipality of Residence (2)	Principal Occupation During the Past Five Years (2)	Position with the Company
Mari-Ann Green West Vancouver, B.C.	Chief Executive Officer of the Company; employed management consultant ;	Chief Executive Officer, Chairman of the Board, Director
J. Scott Bending West Vancouver, B.C.	President of the Company; employed geologist and consultant;	President, Director
William G. (Bill) Scales Salmon, Idaho, U.S.A.	President of U.S. subsidiary, employed geologist/ technical services consultant since 1988;	Director
James B. P. Engdahl (1) Saskatoon, Sask.	Saskatchewan Managing Partner, Tamarack Group, Meyers Norris Penny; Prior to merger in March 2002 was President and Director, of Cascadia Ventures Inc	Director
Robert G. Metka South Africa	Principal of Hatch Engineering and former Vice-President, Noranda Inc. from February 1980 to January 1998;	Director
David M.R. Stone (1)	President of Minefill Services, Inc., Consulting Engineer to the Mining Industry	Director
Robert J. Quinn (1) Houston, Texas, USA	Partner, Quinn & Brooks LLP, past VP, General Council and Secretary Battle Mountain Gold Co. form 1989 to 1997	Director
J. Paul Farquharson Vancouver, B.C.	Employed full-time basis by Company since May 1993.	Chief Financial Officer,
Jeffrey T.K. Fraser	Lawyer, Principal of Jeffrey T.K. Fraser Law Corporation	Corporate Secretary

(1)

Denotes a member of the Audit Committee.

(2)

Information as to municipality of residence and principal occupation has been provided by the individual directors and officers.

Directors’ Terms

Each director of the Company is elected into a Class (I, II or III) for a term not to exceed three years unless that person ceases to be a director before then.  The current Class I directors, James B. Engdahl and Robert J. Quinn were elected to the Company’s Board of Directors at the Company’s 2002 Annual General Meeting for a three-year term expiring at the Company’s Annual General Meeting to be held in 2005.  The current Class II directors, William G. Scales, Robert G. Metka and David M.R. Stone, were elected to the Company’s Board of Directors at the Company’s 2003 Annual General Meeting for a three-year term expiring at the Company’s Annual General Meeting to be held in 2006.  J. Scott Bending and Mari-Ann Green have been nominated by Management for election as Class III directors of the Company for a three-year term expiring at the Company’s Annual General Meeting to be held in 2007, unless they cease to be directors before then.

Name of Director	Director Since	Year Current Term Commenced	Year Current Term Expires (1)	Class
Robert J. Quinn	August 20, 1999	2002	2005	I
James B. P. Engdahl	August 22, 1992	2002	2005	I
William G. (Bill) Scales	June 13, 1988	2003	2006	II
David M.R. Stone	May 10, 2002	2003	2006	II
Robert G. Metka	June 11, 1998	2003	2006	II
Mari-Ann Green	June 13, 1988	2001	2004	III
J. Scott Bending	June 13, 1988	2001	2004	III

(1)

Term Expires at the Company’s Annual General Meeting to be held in the indicated year.

Control of Securities

As of May 21, 2004, the directors and senior officers of the Company beneficially owned, directly or indirectly, or have control or direction over, an aggregate of 3,011,896 common shares of the Company representing approximately 2.5 % of the issued and outstanding common shares of the Company as of that date.  The directors and senior officers of the Company, as a group, hold share purchase warrants to purchase an aggregate of 213,000 additional common shares in the capital of the Company, which warrants are exercisable at prices ranging from $0.25 to $0.50 per common share.  In addition, the directors and senior officers of the Company, as a group, hold incentive stock options for the purchase of an aggregate of 3,945,000 additional common shares in the capital of the Company as at May 21, 2004, which options are exercisable at prices ranging from $0.15 to $0.34 per common share.

Committees of the Board of Directors

Audit Committee

The Company’s Audit Committee is comprised of three unrelated directors, David M. R. Stone, Robert J. Quinn and James B. P. Engdahl.

Environmental Committee

The Company’s Environmental Committee is comprised of one related director and two unrelated directors, namely William G. (Bill) Scales, Robert J. Quinn and Robert G. Metka.

Executive Compensation Committee

The Company's Executive Compensation Committee is comprised of the Chief Executive Officer and two unrelated directors, namely, Mari-Ann Green, Robert G. Metka, and David M.R. Stone.

8.

ADDITIONAL INFORMATION

Additional information, including directors and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities, interests of insiders in material transactions, where applicable, is contained in the Company’s Information Circular dated July 01, 2004 for the Company’s up coming annual general meeting (August 13, 2004) which involves the election of directors.  Additional financial information is available in the Company’s comparative audited consolidated financial statements for the years ended February 29, 2004 and February 28, 2003 and in the Company’s Annual Report.

The Company will provide to any person, on request to the Secretary of the Company:

(a)

when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)

one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii)

one copy of the management information circular in respect of the most recent annual meeting of members that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv)

one copy of any other documents incorporated by reference into the short form prospectus or the short form prospectus not required to be provided under (I) to (iii) above; or

(b)

at any other time, one copy of any other documents referred to in (a)(i), (ii), and (iii) above, provided the Company may require payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Dated May 21, 2004

(Signed) J. Paul Farquharson

J. Paul Farquharson

Chief Financial Officer